Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-163244
Issuer Free Writing Prospectus dated February 10, 2010

Great-West Life & Annuity Insurance Company

Free Writing Prospectus Published or Distributed by Media

On February 10, 2010, Ignites.com, a news source for the mutual fund industry, published an article that references the offering covered by the registration statement on Form S-1 filed by Great-West Life & Annuity Insurance Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2009 and amended on February 8, 2010 (the “Registration Statement”). The article also includes quotes from Charles Nelson, President of Great-West Retirement Services, a unit of the Company. The full text of the article is reproduced below.

The article was not prepared by or reviewed by the Company prior to its publication. The publisher of the article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by this publisher concerning the Company.  You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement the Company filed with the SEC on February 8, 2010, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminiary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC. Statements in the article that are not attributed directly to Mr. Nelson or that conflict with the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-537-2023.

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Full Text of the Ignites.com News Article

‘Portability’ Key to Great-West’s New Guarantee

Article published on February 10, 2010
By Mariana Lemann

Providing lifetime income guarantees within retirement plans is perhaps the next frontier for the defined contribution marketplace.

Great-West Retirement Services is making inroads in the space with the launch of a new guaranteed income investment option developed for the defined contribution marketplace.

At a cost of 90 basis points, Great-West’s SecureFoundation provides 4% of the benefit base for life for investors who start drawing income down between the ages of 55 and 64; 5% for those who start taking income between the ages of 65 and 69; 6% for withdrawals that start between the ages of 70 and 79; and 7% of the benefit base for those who take their first withdrawal at age 80 and beyond. The minimum distribution age is 55 years old.

The new guarantee is portable if a plan sponsor changes recordkeepers — a feature that providers have wrestled with in the past, the firm says. A participant who leaves the plan may choose to roll the assets over to an IRA to maintain the guarantee.

The cost of the benefit is added to the underlying fund expenses. The income guarantees are associated with two investment options: the Maxim SecureFoundation Balanced Fund and the Maxim SecureFoundation Lifetime Asset Allocation Series, a family of passive target-date funds with dates in 10-year increments from 2015 to 2055.

The funds will be eligible for initial investment on April 1, 2010. The underlying funds for both the passive target-date fund series and the balanced fund have at least three years of history, says Charlie Nelson, president of Great-West Retirement Services.

Bringing lifetime income guarantees to retirement plans has been a challenging endeavor for providers.

Annuities have gotten a bad name among consumers, who often perceive them as complex and costly. In addition, as few retirement recordkeeping platforms support them, they are not portable in the event that a plan sponsor shifts recordkeepers. Further, plan sponsors seem lukewarm about the idea of introducing these benefits to DC plans, some providers say.

But the losses in retirement accounts that followed the market meltdown heightened plan sponsors’ and participants’ interest in options for securing income in retirement. Amid this environment, providers have renewed hope that annuity-type investments in retirement plans would gain a higher profile.

In fact, the Obama administration recently announced that it will focus on improving the country’s retirement savings system with an eye on the role of annuities in achieving that goal. Last week, the Department of Labor and the Department of Treasury released a request for information on how to provide workers with a lifetime stream of income after retirement.

Although the offering of such products currently remains limited, providers do appear more inclined to develop in-plan income guarantees, according to a recent Limra survey of 16 DC plan providers. Limra found that most either offer or plan to offer guaranteed-income products in retirement plans. While four of the companies currently offer a guaranteed-income option, 10 said they are considering offering it in the future.

In addressing the portability issues, Great-West’s income product employs a feature that borrows a function from self-directed brokerage options inside DC plans, Nelson says.

“In order for these to be portable you’ve got to have [income benefits] fit easily with other recordkeepers so that… the plan can carry the benefit without having to sort of cash it all out for the participants just because they changed recordkeepers,” says Ron Bush, a principal with Brightwork Partners.

The way the product works, Nelson says, is that a recordkeeper creates a link with minimal data sharing to a self-directed brokerage option provider. “Our portability uses this same type of functionality currently used by recordkeepers for self-directed brokerage options to make our SecureFoundation retirement income product portable amongst recordkeepers.”

The product can be added to any platform, provided the new recordkeeper has at least 500,000 participant records, Nelson says.

“Setting it up like a brokerage window enables them to potentially fit in with multiple platforms, should they choose to do so, so that decision would be based on the plan sponsor and perhaps third-party administrator and recordkeeping platforms that they are utilizing,” says Doug Dannemiller, a senior analyst with Aite Group. “It does open it for accessing the product without switching 401(k) recordkeeping platforms.”

Great-West’s SecureFoundation allows plan sponsors to change underlying recordkeepers while participants can maintain the fund and its benefits, Nelson says. “Our portability feature leverages the same functionally used by self-directed brokerage options inside DC plans,” Nelson says.

Prudential is another provider that attempted to address the portability puzzle by establishing agreements with Mercer and Hewitt that extend access to its EasyPath, a target-date fund series that includes a 5% guaranteed minimum withdrawal benefit, to the 1.3 million and 4.4 million plan participants on their respective recordkeeping platforms.

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